Exhibit 2.5

NON-COMPETITION AGREEMENT

This agreement (the “Agreement”), is made by and between Zeev Orbach (the “Employee”), and Xtend Networks Ltd. (Company Number 51-282720-5) (the “The Company”). The Employee and the Company shall be hereinafter referred to as the “Parties”.

WHEAREAS: Employee entered into an employment agreement with the Company dated                      (the “Employment Agreement”); and

WHEAREAS: in order to enable the Company to effectively protect its proprietary information, the Company wishes to enter into this non-competition and waiver Agreement with the Employee; and

WHEAREAS: subject to the terms and conditions set forth herein, Employee wishes to enter into this non-competition and waiver agreement with the Company;

NOW THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

1.	Preamble and Captions

1.1.	The preamble to this Agreement shall be deemed an integral part thereof.

1.2.	The captions in this Agreement shall not be deemed a part hereof as they have been inserted for convenience and orientation only, and they shall not affect the interpretation of this Agreement.

1.3.	Except as set forth herein, all provisions, terms and conditions of the Employment Agreement, as amended or replaced from time to time, shall remain in full force and effect. In the event of any ambiguity or discrepancy between the provisions of this Agreement and the Employment Agreements, the terms of this Agreement shall prevail, and the Employment Agreement shall be deemed to have been amended and rested accordingly. Specifically, the provisions of Section below shall replace and supersede the non-competition provisions of the Employment Agreement.

2.	Non-Competition

In order to enable the Company to effectively protect its Proprietary Information, the Employee agrees and undertakes that:

2.1.	he will not, during the term of Employee’s employment agreement and for a period of forty (40) months following termination thereof, for whatever reason, directly or indirectly, as owner, partner, joint venturer, stockholder, Employee, service provider, broker, agent, principal, corporate officer, director, licensor or in any other capacity whatever engage in, become financially interested in, be employed by, or have any connection with any business or venture that is engaged in any activities competing with products or services offered by the Company during Employee’s employment with the Company, or which are anticipated, as of the termination date of his employment, to be offered or produced within a reasonable time following such termination; provided, however, that the Employee may own securities of any corporation which is engaged in such business and is publicly owned and traded but in an amount not to exceed at any one time one percent of any class of stock or securities of such company, so long as he has no active role in the publicly owned and traded company as director, Employee, consultant or otherwise.

2.2.	during the term of Employee’s employment agreement with the Company and for a period of 12 months following its termination, he will not, (i) directly or indirectly, including personally or in any business in which he is an officer, director or shareholder, for any purpose or in any place, employ any person employed by the Company or retained by the Company as a consultant on the date of such termination or during the preceding six months; or (ii) solicit from the clients of the Company any business in competition with the Company that involves activities in which the Company was engaged or had already planned to be engaged during the term of the Employee’s employment.

2.3.	The Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants set forth herein are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of Company. Nevertheless, if any one or more of the terms contained in this Section 2 shall for any reason be held to be excessively broad with regard to time, geographic scope or activity, the term shall be construed in a manner to enable it to be enforced to the extent compatible with applicable law.

3.	Consideration

As full and complete consideration for the non competition undertaking set forth herein and for the waiver of all claims by Employee, the Company hereby undertakes to pay the Employee a one-time net amount of $US 500,000 (Five Hundred United States Dollars), all subject to and in accordance with the terms, representations, covenants and conditions of this Agreement. The Company shall be entitled to set off from such consideration any amount due to the Company from the Employee, regardless of whether such amount is due to the Company in connection with Employee’s employment.

4.	Closing

4.1.	The closing of the transaction contemplated by this Agreement (the “Closing”) shall take place within fourteen (14) days following the fulfillment of all of the conditions precedent set forth in Section 6 below, at the offices of Fischer, Behar, Chen and Co., 3 Daniel Frisch Street, Tel Aviv, Israel, unless another date or place is agreed to by the parties hereto.

5.	Representations, Warranties and Agreements of the Parties

Each of the Parties hereby represents and warrants to the other Party as follows:

5.1.	Capacity. It/he has full legal capacity, power and authority to execute, deliver, and perform its obligations under this Agreement, and all schedules thereof.

5.2.	Reliance. In deciding to enter into and consummate the transactions contemplated hereby, the Parties have not relied, as to tax, securities and other legal matters, on the advice that such Party has received from the other Party or from the Company, or any of their attorneys or representatives, but only on the advice of such Party’s own advisors and experts.

5.3.	No Violation. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the breach of any term of, or constitute a default under, any contract, agreement, commitment, indenture, mortgage, note or other instrument or obligation to which such Party may be bound.

5.4.	Approvals. No approval or consent of any person, authority or entity is required in connection with the execution and delivery of this Agreement or the performance of such party’s obligations contemplated hereby.

5.5.	Binding Obligation- This Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation thereof, enforceable in accordance with its terms. All actions on its part necessary for the authorization, execution, delivery and performance by it of this Agreement have been duly taken.

6.	Conditions Precedent to the Company’s Performance

6.1.	The obligations of the Company pursuant this Agreement are subject to the satisfaction, at any time following the date hereof, of all the conditions set out below. The Company may waive any or all of these conditions, in whole or in part, without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by the Company of any of its other rights or remedies, at law or in equity, if the Employee shall be in default of any of its representations, warranties, or covenants under this Agreement:

6.1.1.	All of the conditions precedent set forth in that certain Term Sheet dated May 17, 2004 for a proposed Share Exchange Agreement between Employee and the Company and certain shareholders of the Company (the “Term Sheet”), have been satisfied in full.

6.1.2.	The Company and the Company shall have obtained all approvals and consents necessary or required under any applicable law for the consummation of the transactions contemplated under the Term Sheet.

6.1.3.	The closing of the transaction contemplated under the Term Sheet, including the final and unconditional purchase of all of the outstanding share capital of the Company by Vyyo Inc. or a subsidiary thereof (the “Purchaser”).

6.1.4.	Employee shall have fully discharged and satisfied any and all of his obligations and undertakings towards the Company, whether monetary or otherwise.

6.2.	This Agreement shall not become effective until, and shall be deemed to have immediately and automatically come into effect at, such time that the Company notifies the Employee of either (i) the satisfaction of all of the conditions set forth above, (ii) the waiver, by the Company, of all conditions which were not satisfied as of such date.

6.3.	In the event that either one of the conditions set out in sub-Sections 6.1.1 through 6.1.4 below is not fulfilled or waived by the Company prior on or to December 31, 2004, or such later date as the Parties hereto shall agree in writing, this Agreement shall cease to have any force or effect and neither party shall have any claim against the other Party arising from this Agreement or the termination thereof as aforesaid, save to the extent that such claims arise out of a failure by a Party to take all reasonable steps in order to procure fulfillment of such conditions.

7.	Waiver and Consents

The Employee for itself, and on behalf of its respective officers, directors, employees, agents, shareholders, parents, subsidiaries, affiliates, attorneys, successors and assigns (collectively, the “Employee Releasors”), fully and forever releases and discharges the Company and the Company, the Purchaser and their respective officers, directors, employees, agents, shareholders, parents, subsidiaries, affiliates, attorneys successors and assigns (collectively: the “Company Releasees”) from any and all claims, rights, demands, actions, obligations, liabilities, and causes of action of any kind and character, whether known or unknown, mature or unmeasured, negligent or intentional, which the Employee Releasors or any of them may now have or at any future time claim to have, based on any act or omission occurring at any time up to and including the date of this Agreement, regardless of whether any of the Employee Releasors has present actual knowledge of the act or omission, including, without limitation: (i) any claim based on tort, contract (express or implied), or any applicable law, (ii) any claim in connection with the Company or its capital stock, and (iii) any claim which the Employee Releasors may have towards the Company or any of the Company Releasees with respect to rights to purchase or receive securities of the Company, or securities of any subsidiary of the company or an affiliate thereof, EXCEPT ONLY for the Employee Releasors’ rights under this Agreement.

8.	Taxation

Except as specifically set forth herein, each Party shall bear the payment of any tax or levy, should such payment apply to the Party, pursuant to the provision of any law..

9.	Confidentiality

Neither the Employee nor the Company (nor any other person on its behalf) shall disclose the terms and conditions of this Agreement or disseminate any press release or other announcement concerning this Agreement or the transactions contemplated herein to any third party (except to the directors, officers and employees of the Parties to this Agreement whose direct involvement is necessary for the consummation of the transactions contemplated under this Agreement, and to the attorneys and accountants of the parties hereto), without the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld. Notwithstanding the above, each party shall be entitled to make such disclosures as are required to be made by applicable law.

10.	No Obligation to Employ

Nothing in this Agreement shall confer on the Employee any right to continue in the employ of, or other relationship with the Company, or any parent, subsidiary or affiliate of the Company, or limit in any way the automatic termination provisions set forth in the Employment Agreement, or the right of the Company or any parent, subsidiary or affiliate of the Company to terminate Employee’s employment or other relationship at any time, with or without cause.

11.	Miscellaneous

11.1.	Survival. The provisions of Sections 2, 7, 8, 9 and 10 of this Agreement shall survive the termination of the Employment Agreement, regardless of the reason for the termination thereof.

11.2.	Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

11.3.	Entire Agreement. This Agreement and the exhibits attached hereto and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between and among the parties with regard to the subjects hereof and thereof.

11.4.	Amendments. Any and all changes, amendments or additions to this Agreement shall require the prior written consent of all Parties, or else they shall be deemed null and void.

11.5.	Notices. Any notice, payment, report or other communication required or permitted to be given by one party to the other party in this Agreement shall be in writing and addressed to the other party at its address as indicated below, or to such other address as any addressee shall have theretofore furnished to the other party by like notice. All notices shall be deemed to have been given or delivered upon: (i) personal delivery; or (ii) five (5) days after deposit by certified mail (return receipt requested); or (iii) three (3) business day after deposit with any return receipt express courier (prepaid); or (iv) one (1) business day after transmission by facsimile.

11.6.	Applicable Law. This Agreement shall be governed by, and construed solely in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

Zeev Orbach		Xtend Networks Ltd.

Signature:	/S/ ZEEV ORBACH	Signature:	/S/ ANDREW FRADKIN

By:		By:	Andrew Fradkin

Address:		Address:

Fax:		Fax: